Exhibit 99.5

CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects 30 June 2011, Part 8.1.

a)	Name, Address, Occupation:

Sharron Sylvester

OreWin Pty Ltd, 140 South Terrace, Adelaide South Australia, 5000, Australia

Geologist, employed as Technical Director – Geology.

b)	Title and Date of Technical Report:

Çöpler District Master Plan 2020 (CDMP20) dated 30 November 2020 (the “Technical Report”)

c)	Qualifications:

I graduated from the University of Adelaide, Australia with a Bachelor of Science Degree in Geology in 1989. I am a Member of the Australian Institute of Geoscientists (2512) and a Registered Professional Geologist (10125). I have practised my profession continuously since 1989 and have experience in the assessment, modelling, and resource estimation of mineral deposits, underground and open-pit mine geology, project management, and due diligence and valuation. I have extensive experience in a variety of geological terrains and commodities, including copper, gold, base metals, ferrous metals, and construction materials. As a result of my qualifications and experience, I am a Qualified Person as defined in National Instrument 43-101.

d)	Site Inspection:

I visited the project 13–17 May 2019, 15–21 September 2019, 14–18 October 2019, 18–21 November 2019, and 27 February to 4 March 2020. The site visits included briefings from geology and exploration, mine, processing, environmental, permitting and corporate personnel, site inspections of current and future areas for mining and plant and infrastructure, and discussions with other consultants. In addition, several visits to SSR Mining’s head office in Denver, Colorado were undertaken during the same timeframe for the purpose of project-related meetings. Visits to analytical laboratories were planned to be undertaken but not completed due to global travel restrictions related to Covid-19.

e)	Responsibilities:

I am responsible for the preparation of the Mineral Resources, Sections 1 to 4; Section 7 to 12; Section 14; and Sections 25 to 27.

f)	Independence:

I am independent of SSR Mining Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

g)	Prior Involvement:

I have been working on the Mineral Resources of the project since 2019.

h)	Compliance with NI 43-101:

I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

i)	Disclosure:

As of 30 November 2020, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated: 30 November 2020

/s/Sharron Sylvester

Sharron Sylvester

Technical Director – Geology

OreWin Pty Ltd

OreWin Pty Ltd    ACN 165 722 574

140 South Terrace Adelaide 5000

P +61 8 8210 5600  E orewin@orewin.com  W orewin.com